Exhibit 13.3

TRANSCANADA PIPELINES LIMITED
RECONCILIATION TO UNITED STATES GAAP

March 31, 2007

TRANSCANADA PIPELINES LIMITED
RECONCILIATION TO UNITED STATES GAAP

The unaudited consolidated financial statements of TransCanada Pipelines Limited (TCPL or the Company) for the three months ended March 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from U.S. GAAP.  The effects of these differences on the Company’s consolidated financial statements for the three months ended March 31, 2007 are provided in the following U.S. GAAP condensed consolidated financial statements which should be read in conjunction with TCPL’s audited consolidated financial statements for the year ended December 31, 2006 and unaudited consolidated financial statements for the three months ended March 31, 2007 prepared in accordance with Canadian GAAP.

Condensed Statement of Consolidated Income and Other Comprehensive Income in Accordance with U.S. GAAP(1)

(unaudited)	Three months ended March 31
(millions of dollars except per share amounts)	2007	2006

Revenues	1,894	1,493
Plant operating costs and other	587	430
Commodity purchases resold	522	365
Depreciation	249	223
	1,358	1,018
	536	475
Other (income)/expenses
Income from equity investments(1)	(103)	(119)
Other expenses(2)	244	174
Income taxes	129	169
	270	224

Income from continuing operations - U.S. GAAP	266	251
Net income from discontinued operations - U.S. GAAP	—	28
Net Income in Accordance with U.S. GAAP	266	279
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	(28)	(4)
Change in funded status of postretirement plan liability, net of tax(3)	2	—
Change in equity investment funded status of postretirement plan liability, net of tax(3)	9	—
Unrealized (loss)/gain on derivatives, net of tax	(9)	18
Comprehensive Income in Accordance with U.S. GAAP(4)	240	293

Reconciliation of Income from Continuing Operations

(unaudited)	Three months ended March 31
(millions of dollars)	2007	2006
Net Income from Continuing Operations in Accordance with Canadian GAAP	269	250
U.S. GAAP adjustments
Unrealized gain on energy contracts	—	1
Unrealized loss on foreign exchange and interest rate derivatives(5)	(4)	—
Tax impact of loss on foreign exchange and interest rate derivatives	1	—
Income from Continuing Operations in Accordance with U.S. GAAP	266	251

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP(1)

(unaudited)	Three months ended March 31
(millions of dollars)	2007	2006

Cash Generated from Operations(8)
Net cash provided by operating activities	691	494

Investing Activities
Net cash used in investing activities	(4,660)	(264)

Financing Activities
Net cash provided by/(used in) financing activities	3,934	(69)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(3)	1
(Decrease)/Increase in Cash and Short-Term Investments	(38)	162
Cash and Short-Term Investments
Beginning of period	289	83
Cash and Short-Term Investments
End of period	251	245

Condensed Balance Sheet in Accordance with U.S. GAAP(1)

	March 31,
	2007	December 31,
(millions of dollars)	(unaudited)	2006

Current assets	1,714	1,550
Long-term investments(6)(7)	2,784	2,922
Plant, property and equipment	20,514	17,430
Regulatory asset(9)	2,154	2,199
Other assets(6)	4,355	1,720
	31,521	25,821

Current liabilities(10)	3,919	2,623
Deferred amounts(7)	1,116	986
Long-term debt	12,948	10,913
Deferred income taxes(9)	3,096	2,734
Preferred securities	530	536
Non-controlling interests	718	366
Shareholders’ equity	9,194	7,663
	31,521	25,821

Statement of Accumulated Other Comprehensive Income in Accordance with U.S. GAAP(11)

(unaudited) (millions of dollars)	Under-funded Postretirement Plan Liability (SFAS No. 158)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at December 31, 2006	(246)	(90)	—	(82)	(418)
Change in funded status of postretirement plan liability, net of tax of $(1)	2	—	—	—	2
Change in equity investment funded status of postretirement plan liability, net of tax of $(4)	9	—	—	—	9
Unrealized loss on derivatives, net of tax of $6	—	—	—	(9)	(9)
Foreign currency translation adjustment, net of tax of $(10)	—	(28)	—	—	(28)
Balance at March 31, 2007	(235)	(118)	—	(91)	(444)

Balance at December 31, 2005	—	(89)	(77)	(58)	(224)
Unrealized gain on derivatives, net of tax of $(10)	—	—	—	18	18
Foreign currency translation adjustment, net of tax of $3	—	(4)	—	—	(4)
Balance at March 31, 2006	—	(93)	(77)	(40)	(210)

(1)                In accordance with U.S. GAAP, the Condensed Statement of Consolidated Income, Statement of Consolidated Cash Flows, Consolidated Balance Sheet and Statement of Accumulated Other Comprehensive Income of TCPL are prepared using the equity method of accounting for joint ventures.

(2)                Other expenses include an allowance for funds used during construction of $3 million for the three months ended March 31, 2007 (March 31, 2006 - $1 million).

(3)                Represents the amortization of net loss and prior service cost amounts previously recorded in accumulated other comprehensive income under Statement of Financial Accounting Standards No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” for the Company’s defined benefit pension and other postretirement plans.

(4)                For the three months ended March 31, 2007, Comprehensive Income in Accordance with U.S. GAAP is $3 million higher than under Canadian GAAP.  In addition to the differences between Canadian and U.S. GAAP net income described in the Reconciliation of Income from Continuing Operations, substantially all of the difference between Comprehensive Income in Accordance with Canadian and U.S. GAAP at March 31, 2007 relates to the accounting treatment for defined benefit pension and other postretirement plans.

(5)                Represents the amortization of certain hedges that became ineffective at different times under Canadian and U.S. GAAP.

(6)                Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved.  After such time, those costs are amortized over the estimated life of the project.  Under U.S. GAAP, such costs are expensed as incurred.  Certain start-up costs incurred by Bruce Power L.P. (Bruce B), an equity investment, were expensed under U.S. GAAP.  Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use.  In Bruce B, under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of certain pre-operating costs.

(7)                Financial Interpretation (FIN) 45 requires the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events.  The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.  For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at March 31, 2007 was $16 million (March 31, 2006 - $18 million) and relates to the Company’s equity interest in Bruce B and Bruce Power A L.P.  The net income impact with respect to the guarantees for the three months ended March 31, 2007 was nil (March 31, 2006 - nil).

(8)                In accordance with U.S. GAAP, all current taxes are included in cash generated from operations.

(9)                Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(10)           Current liabilities at March 31, 2007 include dividends payable of $187 million (December 31, 2006 - $162 million) and current taxes payable of $156 million (December 31, 2006 - $71 million).

(11)           At March 31, 2007, Accumulated Other Comprehensive Income in Accordance with U.S. GAAP is $226 million higher than under Canadian GAAP.  Substantially all of the difference relates to the accounting treatment for defined benefit pension and other postretirement plans.

Income Taxes

TCPL adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), at the beginning of fiscal year 2007.   The implementation of the provisions under FIN 48 as of January 1, 2007 did not have a material impact on the U.S. GAAP financial statements of the Company and no adjustment to the beginning balance of retained earnings was required for the adoption of FIN 48.  At the beginning of 2007, TCPL had approximately $80 million of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.  During the first quarter of 2007, TCPL recognized in income approximately $10 million on the favorable resolution of certain income tax matters. At March 31, 2007 the total unrecognized tax benefit is approximately $71 million.  Subject to the results of audit examinations by taxing authorities and legislative amendments, TCPL does not anticipate adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

TCPL and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2001.  Canadian federal income tax returns for years 2002 and 2003 are currently under examination by the Canada Revenue Agency, which has not proposed any significant adjustments.  Substantially all material U.S. federal income tax matters have been concluded for years through 2002 and U.S. state and local income tax matters through 2001.

TCPL’s continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense. The Company had $10 million accrued for interest and nil accrued for penalties at March 31, 2007, and $13 million and nil respectively at December 31, 2006.

Other

In February 2006, the U.S. Financial Accounting Standards Board (FASB) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of SFAS No. 133 and 140”, which is effective for fiscal years beginning after September 15, 2006.  SFAS No. 155 permits fair value remeasurement of any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation.  TCPL’s U.S. GAAP financial statements were not impacted by SFAS 155.

In March 2006, FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”, which is effective for fiscal years beginning after September 15, 2006.  SFAS No. 156 requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations.  Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable.  SFAS No. 156 also allows an entity to subsequently measure its servicing assets or servicing liabilities using either an amortization method or a fair value method.  Adopting the provisions under SFAS No. 156 as of January 1, 2007 did not have an impact on the U.S. GAAP financial statements of the Company.

In July 2006, FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, which is effective for fiscal years beginning after December 15, 2006.  This Interpretation provides guidance for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  TCPL is in the process of assessing the impact of the application of SFAS No. 157 on its U.S. GAAP financial statements.

In February 2007, FASB issued SFAS No.159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”, which allows an entity to choose to measure many financial instruments and certain other items at fair value for fiscal years beginning on or after November 15, 2007.  TCPL is currently assessing the impact of adopting this standard on January 1, 2008.

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

(unaudited) (millions of dollars)	Three months ended March 31
	2007	2006

Income
Revenues	396	356
Plant operating costs and other	(229)	(174)
Depreciation	(43)	(40)
Financial charges and other	(21)	(23)
Proportionate share of income before income taxes of long-term investments	103	119

(millions of dollars)	March 31, 2007 (unaudited)	December 31, 2006

Balance Sheet
Current assets	397	446
Plant, property and equipment	3,782	4,177
Other assets	84	198
Current liabilities	(383)	(445)
Deferred amounts	(231)	(235)
Long-term debt of joint ventures	(928)	(1,266)
Deferred income taxes	63	47
Proportionate share of net assets of long-term investments	2,784	2,922